Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 (Dollars in millions)

	Three months ended March 31,
	2011	2010

Earnings from continuing operations before income taxes	$105	$123
Less: Equity earnings	(14)	(13)
Add: Total fixed charges deducted from earnings	77	58
Dividends received from equity investees	5	18

Earnings available for payment of fixed charges	$173	$186

Fixed charges

Interest expense	$76	$56
Portion of operating lease rental deemed to be interest	1	2

Total fixed charges deducted from earnings and fixed charges	$77	$58

Ratio of earnings to fixed charges	2.2	3.2